RESULTS

The board of directors (the “Board”) of Brilliance China Automotive Holdings Limited (the “Company”) is pleased to announce the unaudited interim financial results of the Company and its subsidiaries (collectively referred to as the “Group”) for the six months ended 30th June, 2003. The unaudited interim financial results have been reviewed by the Company’s audit committee.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30th June, 2003

			(Unaudited)
			Six months ended 30th June,

			2003	2002
	Note		RMB'000	RMB'000

Turnover	3,18	(a)	5,053,531	2,886,027
Cost of sales	18	(a)	(3,805,278)	(2,022,566)

Gross profit			1,248,253	863,461
Other revenues	3		63,004	19,510
Selling expenses			(276,805)	(153,529)
General and administrative expenses			(249,865)	(358,181)
Other operating expenses			(41,618)	(13,008)

Operating profit	4		742,969	358,253
Interest income	3		19,452	25,818
Interest expense			(74,566)	(73,266)
Share of profits less losses of associated companies			100,810	26,084

Profit before taxation			788,665	336,889
Taxation	6		(99,236)	(47,264)

Profit after taxation			689,429	289,625
Minority interests			(115,454)	(72)

Profit attributable to shareholders			573,975	289,553

Dividends	7		38,510	15,544

Basic earnings per share	8		RMB0.1566	RMB0.0790

Fully diluted earnings per share	8		N/A	N/A

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30th June, 2003

			(Unaudited)	(Audited)
			30th June,	31st December,
			2003	2002
	Note		RMB'000	RMB'000

Non-current assets
Fixed assets	9		3,159,749	3,103,091
Intangible assets	9		1,332,380	624,966
Construction-in-progress	9		879,851	453,028
Investments in associated companies	10		775,882	896,182
Investment in a jointly controlled entity	15		240,000	—
Goodwill	9		378,029	390,174
Long-term prepayment for an intangible asset	9		82,168	70,382
Long-term prepayment for fixed assets	9		18,305	18,305
Investment securities			17,305	17,305
Deferred tax assets			34,759	38,041
Other long-term assets			7,112	2,328

Total non-current assets			6,925,540	5,613,802

Current assets
Cash and cash equivalents			2,292,932	1,289,150
Short-term bank deposits			140,000	773,389
Pledged short-term bank deposits			2,218,436	1,350,000
Dividends receivable from associated companies			216,519	—
Notes receivable	11		839,032	469,744
Notes receivable from affiliated companies	18	(c)	123,483	212,985
Accounts receivable	12		99,085	15,275
Amounts due from affiliated companies	18	(b)	998,134	774,066
Other receivables	18	(d)	180,413	848,146
Prepayments and other current assets	18	(d)	407,833	437,135
Inventories, net			1,287,516	788,365
Advances to affiliated companies	18	(f)	159,555	1,304,696

Total current assets			8,962,938	8,262,951

			(Unaudited)	(Audited)
			30th June,	31st December,
			2003	2002
	Note		RMB'000	RMB'000

Current liabilities
Short-term bank loans			—	150,000
Notes payable			4,299,979	3,937,403
Accounts payable	13		1,368,033	1,075,592
Amounts due to affiliated companies	18	(e)	639,168	729,369
Customer advances			369,614	302,039
Other payables			480,376	352,574
Dividends payable to joint venture partners			1,845	21,618
Dividends payable			15,351	—
Accrued expenses and other current liabilities			287,741	258,248
Income tax payable			128,161	133,920
Other taxes payable			192,734	209,563
Advances from affiliated companies			15,854	162,420

Total current liabilities			7,798,856	7,332,746

Net current assets			1,164,082	930,205

Total assets less current liabilities			8,089,622	6,544,007

Financed by:
Share capital	14		303,194	303,194
Share premium			2,033,916	2,033,916
Reserves			4,187,400	3,651,935
2002 declared final dividend	7	(a)	—	39,210
2003 proposed interim dividend	7	(b)	38,860	—

Shareholders’ funds			6,563,370	6,028,255
Minority interests			1,526,252	515,752

			8,089,622	6,544,007

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30th June, 2003

	(Unaudited)
	Six months ended 30th June,

	2003	2002
	RMB'000	RMB'000

Net cash inflow from operating activities	410,256	564,040
Net cash generated from/(used in) investing activities	707,534	(1,202,550)
Net cash (used in)/generated from financing activities	(114,008)	1,189,852

Increase in cash and cash equivalents	1,003,782	551,342
Cash and cash equivalents at 1st January	1,289,150	1,220,226

Cash and cash equivalents at 30th June	2,292,932	1,771,568

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30th June, 2003

	(Unaudited)
			Cumulative
			translation
	Ordinary	Share	adjustments	Dedicated	Retained		Proposed
	shares	premium	reserves	capital	earnings	Total	dividends
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

As at 1st January, 2003	303,194	2,033,916	39,179	132,179	3,480,577	5,989,045	39,210
Profit for the period	—	—	—	—	573,975	573,975	—
Transfer to dedicated capital	—	—	—	41,878	(41,878)	—	—
Dividends declared during the period	—	—	—	—	—	—	(38,860)
Dividends proposed subsequent to period end	—	—	—	—	(38,510)	(38,510)	38,510

As at 30th June, 2003	303,194	2,033,916	39,179	174,057	3,974,164	6,524,510	38,860

	(Unaudited)
			Cumulative
			translation
	Ordinary	Share	adjustments	Dedicated	Retained		Proposed
	shares	premium	reserves	capital	earnings	Total	dividends
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

As at 1st January, 2002	303,194	2,033,916	39,179	71,356	2,945,453	5,393,098	19,605
Profit for the period	—	—	—	—	289,553	289,553	—
Transfer to dedicated capital	—	—	—	1,557	(1,557)	—	—
Dividends declared during the period	—	—	—	—	—	—	(19,605)
Dividends declared subsequent to period end	—	—	—	—	(15,544)	(15,544)	15,544

As at 30th June, 2002	303,194	2,033,916	39,179	72,913	3,217,905	5,667,107	15,544

NOTES TO CONDENSED ACCOUNTS

1.	Organisation and operations

Brilliance China Automotive Holdings Limited (the “Company”) was incorporated in Bermuda on 9th June, 1992 with limited liability. The Company’s ADSs and shares are traded on The New York Stock Exchange Inc. and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”), respectively.

2.	Basis of preparation and accounting policies

These unaudited consolidated condensed accounts are prepared in accordance with Hong Kong Statement of Standard Accounting Practice (“SSAP”) 25, “Interim Financial Reporting”, issued by the Hong Kong Society of Accountants.

These condensed accounts should be read in conjunction with the 2002 annual accounts.

The accounting policies and methods of computation used in the preparation of these condensed accounts are consistent with those used in the annual accounts for the year ended 31st December, 2002 except that the Group has changed certain of its accounting policies following the adoption of SSAP 12 “Income taxes” issued by the Hong Kong Society of Accountants which is effective for accounting periods commencing on or after 1st January, 2003.

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

In prior year, deferred taxation was accounted for at the current taxation rate in respect of timing difference between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future.

Management considers that the adoption of the revised SSAP 12 does not have a material impact on the accounts of the Group in the current or prior periods.

3.	Turnover, other revenues and segment information

The Group was principally engaged in the manufacture and sale of minibuses and automotive components and sedans in the People’s Republic of China (the “PRC”) during the period ended 30th June, 2003.

An analysis of the Group’s turnover and revenue is as follows:

	(Unaudited)
	For the six months ended 30th June,

	2003	2002
	RMB'000	RMB'000

Turnover:
Sale of minibuses and automotive components	3,085,012	2,886,027
Sale of sedans	1,968,519	—

	5,053,531	2,886,027

Other revenues:
Interest income	19,452	25,818
Other revenues	63,004	19,510

	82,456	45,328

Total revenues	5,135,987	2,931,355

In accordance with the Group’s internal financial reporting, the Group has determined that business segments be presented as the only reporting format.

For the six months ended 30th June, 2002, no business or geographical segmentation analysis was provided as less than 10% of the consolidated turnover and less than 10% of the consolidated operating profit of the Group were attributed to business segments other than the manufacturing and sale of minibuses and automotive components, or markets outside the PRC.

For the six months ended 30th June, 2003, the Group was operated in the PRC under two main business segments: (1) manufacture and sale of minibuses and automotive components; and (2) manufacture and sale of sedans.

Business segments — for the six months ended 30th June, 2003

	Manufacture and
	sale of minibuses
	and automotive	Manufacture and
	components	sale of sedans	Total
	RMB'000	RMB'000	RMB'000

Segment sales	3,198,750	1,968,519	5,167,269
Intersegment sales	(113,738)	—	(113,738)

	3,085,012	1,968,519	5,053,531

Segment results	676,770	135,314	812,084

Unallocated costs			(69,115)

Operating profit			742,969
Interest income			19,452
Interest expense			(74,566)
Share of profits less losses of associated companies			100,810

Profit before taxation			788,665
Taxation			(99,236)

Profit after taxation			689,429
Minority interests			(115,454)

Profit attributable to shareholders			573,975

4.	Operating profit

Operating profit is stated after crediting and charging the following:

	(Unaudited)
	Six months ended 30th June,

	2003	2002
	RMB'000	RMB'000

Crediting
Gain on disposal of fixed assets	795	1,800

Charging
Amortisation of intangible assets included in
— Cost of sales (Note 9)	112,546	—
— General and administrative expenses (Note 9)	635	8,108
Depreciation of fixed assets (Note 9)	224,190	123,505
Amortisation of goodwill included in
— General and administrative expenses (Note 9)	12,145	5,491
— Share of profits less losses of associated companies	11,632	5,657
Net realisable value provision for inventory	20,804	3,670
Staff costs (excluding directors’ emoluments) (Note 5)	168,539	115,628
Provision for doubtful debts	4,252	11,215
Exchange loss, net	1,228	1,624
Research and development costs included in general and administrative expenses	49,290	46,698
Provision for warranty	42,049	22,027
Operating lease rentals on land and buildings and equipment	7,259	1,920

5.	Staff costs

	(Unaudited)
	Six months ended 30th June,

	2003	2002
	RMB'000	RMB'000

Wages and salaries	148,257	94,499
Pension and staff welfare	20,282	21,129

	168,539	115,628

6.	Taxation

Taxation on overseas profits has been calculated on the estimated assessable profits for the period at the rates of taxation prevailing in the countries in which the companies of the Group operate. No provision for Hong Kong profits tax has been made as the companies of the Group had no estimated assessable profits in Hong Kong for the period.

The amount of taxation charged to the consolidated profit and loss account represents:

	(Unaudited)
	Six months ended 30th June,

	2003	2002
	RMB'000	RMB'000

Current taxation:
— PRC enterprise income tax	91,362	86,493
— Share of current taxation attributable to associated companies	4,591	3,102

	95,953	89,595
Deferred taxation:
— PRC enterprise income tax	3,283	(42,331)

	99,236	47,264

7. Dividends

	(Unaudited)
	Six months ended 30th June,

	2003	2002
	RMB'000	RMB'000

2002 final dividends, declared of HK$0.01
(2001: HK$0.005) per ordinary share (Note (a))	39,210	19,605
2003 interim dividends, proposed of HK$0.01
(2002: HK$0.004) per ordinary share (Note (b))	38,510	15,544

	77,720	35,149

Note:

(a)	At the shareholders’ meeting held on 27th June, 2003, a final dividend of HK$0.01 per ordinary share for the year ended 31st December, 2002 was declared.

(b)	At a meeting held on 22nd September, 2003, the directors declared an interim dividend of HK$0.01 per share for the six months ended 30th June, 2003. This proposed dividend is not reflected as a dividends payable in these condensed accounts, but has been reflected as an appropriation of retained earnings for the six months ended 30th June, 2003.

8.	Earnings per share

The calculation of basic earnings per share is based on the Group’s profit attributable to shareholders of RMB573,975,000 (2002: RMB289,553,000), divided by 3,666,052,900 shares (2002: 3,666,052,900 shares) outstanding during the period.

No diluted earnings per share has been presented as the effect of the assumed conversion of the potential ordinary shares outstanding is anti-dilutive.

9.	Capital expenditure

					Long-term
					prepayment	Long-term
					for an	prepayment
	Intangible			Construction-	intangible	for fixed
	assets	Goodwill	Fixed assets	in-progress	asset	assets
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Beginning net book value as at 1st January, 2003	624,966	390,174	3,103,091	453,028	70,382	18,305
Capital injection from a minority shareholder of a subsidiary	820,000	—	105,427	—	—	—
Additions	595	—	88,757	535,568	11,786	—
Disposal	—	—	(22,081)	—	—	—
Construction-in-prog ress transferred to fixed assets	—	—	108,745	(108,745)	—	—
Depreciation/amortis ation charges (Note 4)	(113,181)	(12,145)	(224,190)	—	—	—

Ending net book value as at 30th June, 2003	1,332,380	378,029	3,159,749	879,851	82,168	18,305

10.	Investments in associated companies

Details of investments in associated companies are as follows:

	(Unaudited)	(Audited)
	30th June,	31st December,
	2003	2002
	RMB'000	RMB'000

Share of net assets other than goodwill	387,690	496,358
Goodwill
— Cost	441,449	441,449
— Accumulated amortisation	(53,257)	(41,625)

	775,882	896,182

11.	Notes receivable

Notes receivable are primarily notes received from customers for settlement of trade receivable balances. As of 30th June, 2003, all notes receivable were guaranteed by banks in the PRC and have maturities of between one to six months.

12.	Accounts receivable

An aging analysis of accounts receivable is set out below:

	(Unaudited)	(Audited)
	30th June,	31st December,
	2003	2002
	RMB'000	RMB'000

Less than six months	97,189	9,910
Between six months to one year	1,575	5,422
Between one to two years	1,577	624
Above two years	—	51,068

	100,341	67,024
Less: Provision for doubtful debts	(1,256)	(51,749)

	99,085	15,275

The Group’s credit policy is that credit is offered to customers following financial assessment and an established payment record. Security in the form of guarantees or bank notes is obtained from major customers. Credit limits are set for all customers and may be exceeded only with the approval of senior company officers. Customers considered to be of high credit risk are traded on a cash basis. Designated staff monitors accounts receivable and follows up collection with the customers. General credit terms are between 30 days to 90 days.

13.	Accounts payable

An aging analysis of accounts payable is as follows:

	(Unaudited)	(Audited)
	30th June,	31st December,
	2003	2002
	RMB'000	RMB'000

Less than six months	1,327,081	1,063,477
Between six months to one year	37,050	11,296
Between one to two years	2,587	819
Above two years	1,315	—

	1,368,033	1,075,592

14.	Share capital

	Authorised
	Ordinary shares of US$0.01 each

	No. of shares	US$'000

At 1st January, 2003 and 30th June, 2003	5,000,000,000	50,000

	Issued and fully paid
	Ordinary shares of US$0.01 each

	No. of shares	RMB'000

At 1st January, 2003 and 30th June, 2003	3,666,052,900	303,194

15.	Investment in a jointly controlled entity

Shenyang JinBei Automotive Industry Holdings Company Limited (“SJAI”), the Company’s 89.1% indirectly owned subsidiary, and BMW Holdings BV, a wholly owned subsidiary of BMW AG, have established a joint venture, BMW Brilliance Automotive Ltd. (the “JV”), on 23rd May, 2003. The JV is 50%—owned by each of SJAI and BMW Holdings BV. The business scope of the JV is to produce and sell BMW passenger cars, engines, parts and components and to provide after-sales services (including repair and maintenance and spare parts) relating to its products. Profits of the JV will be shared as to 50% by each of SJAI and BMW Holdings BV, in proportion to their respective proportionate contribution to the registered capital of the JV.

As at 30th June, 2003, the Company has injected RMB240 million into the JV. Production was not yet commenced as at 30th June, 2003.

16.	Contingent liabilities

	(Unaudited)	(Audited)
	30th June,	31st December,
	2003	2002
	RMB'000	RMB'000

Bank notes endorsed or discounted but not yet honored	2,073,338	1,414,000
Corporate guarantees for bank loans and notes drawn by Shanghai Shenhua Holdings Co., Ltd. (“Shanghai Shenhua”) and its affiliated companies (including cross-guarantee by Shanghai Shenhua amounting to RMB490,000,000)	840,000	740,000
A joint and several proportional guarantee with all the joint venture partners of Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co., Ltd. (“Shenyang Aerospace”), an associated company of the Group, on a long-term bank loan which will expire in 2008	332,000	374,000
Corporate guarantees for bank loans drawn by an affiliated company of Brilliance Holdings Limited (“BHL”)	300,000	—
Corporate guarantees for bank loans drawn by Shenyang JinBei Automotive Company Limited (“JinBei”)	200,000	—
Letter of credits issued	59,286	44,000
Fixed assets pledged against bank loans	—	150,000

Other than the above, the Group was also subject to the following contingencies as at 30th June, 2003:

(a)	Shenyang Brilliance JinBei Automobile Co., Limited, a 51%—owned subsidiary of the Group, has placed bank deposits amounting to approximately RMB48 million and issued bank guarantees of RMB50 million at the request of the General Administration of Customs, pending the completion of an assessment of the eligibility on the exemption of the value-added tax (“VAT”) and custom duties related to certain imported fixed assets of this subsidiary. During the six months ended 30th June, 2003, the bank guarantees were released. Should these fixed assets be not eligible for such exemption, additional VAT and custom duties to be determined by the relevant authorities may be levied. The directors consider additional liabilities in excess of the pledged bank deposits would not be significant.

(b)	On 21st January, 2003, a writ (the “Writ”) brought by Broadsino Finance Company Limited (“Broadsino”) as Plaintiff was filed with the Supreme Court of Bermuda and an ex parte Court Order dated 22nd January, 2003 (the “Court Order”) granted by the Supreme Court of Bermuda in favour of Broadsino was served on the registered office of the Company in Bermuda. The Writ alleged that the interest of the Chinese Financial Education Development Foundation (the “Foundation”), the then substantial shareholder, in certain 1,446,121,500 shares of the Company (the “Sale Shares”) was held in trust for Broadsino. The Court Order restrained the Company from among other things: (i) registering the transfer of the Sale Shares by the Foundation to Huachen Automotive Group Holdings Company Limited (“Huachen”) and/or Huachen to certain directors of the Company; or (ii) if such transfer has already been registered, registering any further dealings in such Sale Shares, in each case pending determination by the Bermuda court of the legal proceedings initiated by Broadsino against the Company, the Foundation, Huachen and certain directors of the Company. Broadsino claims that the Company was aware of the trust arrangement and further alleges that the Company knowingly participated in a breach of that trust arrangement by allowing the transfer of the Sale Shares from the Foundation to Huachen. Broadsino seeks recovery of the Sale Shares and in the alternative damages.

Upon application by the Company, the Court Order was discharged by a judgment of the Supreme Court of Bermuda given on 11th February, 2003. On 26th February, 2003, a Statement of Claim (the “Statement of Claim”) was filed by Broadsino as a procedural step in furtherance of the legal proceedings. On 10th March, 2003, the Company has taken out summons (the “Strikeout Summons”) at the Bermuda court to have the Writ and the Statement of Claim struck out. The strike-out proceedings were heard by the Supreme Court of Bermuda on 22nd and 23rd July, 2003, but the final judgement was not yet issued. The directors do not believe this litigation has had or will have any significant impact on the financial position of the Company.

(c)	On or about 25th October 2002, the Company was served with a claim lodged by Mr. Yang Rong (“Mr. Yang”) in the Labour Tribunal in Hong Kong against the Company. The claim was for loss of salary plus bonuses, share options and damages for alleged unreasonable dismissal. The claim was dismissed by the Labour Tribunal in Hong Kong on 28th January 2003. Mr. Yang subsequently applied for a review of this decision. At the review hearing on 4th July 2003, the Labour Tribunal ordered the case to be transferred to the High Court in Hong Kong. The claim has therefore been transferred to the High Court and registered as High Court Action No. 2701 of 2003 (the “Action”). At a directions hearing held on 5th September 2003, the High Court ordered Mr. Yang to file and serve his Statement of Claim within 14 days, i.e. by 19th September, 2003. On 16th September, 2003, a statement of claim was served on the Company. Based on the claim set out in the statement of claim, the Directors do not believe the Action has had or will have any significant impact on the financial position of the Company. The Directors intend to defend the Action vigorously.

17.	Commitments

(a)	Capital commitments

	(Unaudited)	(Audited)
	30th June,	31st December,
	2003	2002
	RMB'000	RMB'000

Contracted but not provided for
— Construction projects	202,496	278,701
— Acquisition of equipment and moulds	86,629	335,381
— Investment in a jointly controlled entity	443,700	—
— Others	85,135	96,786

	817,960	710,868

Construction projects and acquisition of equipment authorised but not contracted for	1,487,480	225,375

(b)	Operating leases commitments

The Group had total future aggregate minimum lease payments under non-cancellable operating leases of properties as follows:

	(Unaudited)	(Audited)
	30th June,	31st December,
	2003	2002
	RMB'000	RMB'000

Not later than one year	6,922	10,818
Later than one year but not later than five years	20,102	18,341
Later than five years	56,468	56,469

	83,492	85,628

18.	Related party transactions

(a)	Saved as disclosed, significant related party transactions, which were carried out in the normal course of the Group’s business, are as follows:

	(Unaudited)
	Six months ended 30th June,

	2003	2002
	RMB'000	RMB'000

Sales to Shanghai Shenhua and its affiliated companies	695,329	1,101,397
Sales to Shanghai Yuantong Automobile Sales and Service Company Limited (“Shanghai Yuantong”)	—	528,218
Sales to other affiliated companies of BHL	15,925	12,269
Sales to associated companies	69,489	11,284
Sales to JinBei and its affiliated companies	26,229	9,502
Purchases from Shanghai Shenhua and its affiliated companies	101,532	236,671
Purchases from other affiliated companies of BHL	38,174	52,345
Purchases from associated companies	831,247	347,294
Purchases from JinBei and its affiliated companies	474,085	207,251
Purchases from affiliated companies of the joint venture partner of Ningbo Yuming Machinery Industrial Co., Ltd. (“Ningbo Yuming”)	8,171	47,527
Purchases from the joint venture partners of Shenyang Aerospace and their affiliated companies	39,869	—
Management fee charged by Huachen	1,000	—
Advisory fee charged by other affiliated company	4,000	—

The above transactions were carried out after negotiations between the Group and the affiliated companies in the ordinary course of business and on the basis of estimated market value as determined by the directors of the relevant companies.

(b)	As of 30th June, 2003, amounts due from affiliated companies arising from trading activities consisted of the following:

	(Unaudited)	(Audited)
	30th June,	31st December,
	2003	2002
	RMB'000	RMB'000

Due from Shanghai Yuantong	555,835	655,835
Due from Shanghai Shenhua and its affiliated companies	384,447	63,608
Due from affiliated companies of BHL	35,363	41,675
Due from affiliated companies of JinBei	1,607	11,015
Due from affiliated companies of the joint venture partner of Ningbo Yuming	3	280
Due from an associated company	24,535	11,376
Due from a joint venture partner of Shenyang Aerospace	6,067	—

	1,007,857	783,789
Provision for doubtful debts	(9,723)	(9,723)

	998,134	774,066

The amounts due from affiliated companies are unsecured and non-interest bearing.

Credit is offered to affiliated companies following financial assessment and an established payment record. These affiliated companies are generally required to settle 25% to 33% of the previous month’s ending balances. The aging analysis of amounts due from affiliated companies is as follows:

	(Unaudited)	(Audited)
	30th June,	31st December,
	2003	2002
	RMB'000	RMB'000

Less than six months	395,932	291,230
Between six months to one year	220,311	472,545
Between one to two years	371,610	9,549
Over two years	20,004	10,465

	1,007,857	783,789

(c)	As of 30th June, 2003, the notes receivable from affiliated companies arising from trading activities consisted of the following:

	(Unaudited)	(Audited)
	30th June,	31st December,
	2003	2002
	RMB'000	RMB'000

Notes receivable from affiliated companies of JinBei	3,600	6,613
Notes receivable from Shanghai Shenhua	109,258	156,240
Notes receivable from Shanghai Yuantong	—	3,325
Notes receivable from other affiliated companies of BHL	—	20,807
Notes receivable from an associated company	10,625	26,000

	123,483	212,985

All the notes receivable from affiliated companies are guaranteed by banks in the PRC and have maturities of between one to six months.

(d)	As of 30th June, 2003, included in prepayments and other current assets were approximately RMB252 million (31st December, 2002: RMB263 million) of prepayments for purchases of raw materials made to an affiliated company of BHL.

As at 30th June, 2003, included in other receivables were RMB37 million (31st December, 2002: RMB220 million) of outstanding proceeds from the disposal of an associated company to an affiliated company.

(e)	As of 30th June, 2003, amounts due to affiliated companies arising from trading activities consisted of the following:

	(Unaudited)	(Audited)
	30th June,	31st December,
	2003	2002
	RMB'000	RMB'000

Due to associated companies	304,646	398,523
Due to Shanghai Shenhua and its affiliated companies	70,818	101,029
Due to JinBei and its affiliated companies	219,006	196,186
Due to affiliated companies of BHL	21,276	21,839
Due to affiliated companies of the joint venture partner of Ningbo Yuming	5,853	10,225
Due to affiliated companies of the joint venture partner in Shenyang Xinguang Brilliance Automative Engine Co., Ltd. (“Xinguang”)	10,018	1,567
Due to a joint venture partner of Shenyang Aerospace	7,551	—

	639,168	729,369

The amounts due to affiliated companies are unsecured and non-interest bearing. Amounts due to affiliated companies are generally settled on a monthly basis at 25% to 33% of the previous month’s ending balance. The aging analysis of amounts due to affiliated companies is as follows:

	(Unaudited)	(Audited)
	30th June,	31st December,
	2003	2002
	RMB'000	RMB'000

Less than six months	634,775	305,144
Between six months to one year	4,060	423,363
Between one to two years	133	853
Over two years	200	9

	639,168	729,369

(f)	As of 30th June, 2003, the advances to affiliated companies consisted of:

	(Unaudited)	(Audited)
	30th June,	31st December,
	2003	2002
	RMB'000	RMB'000

Advance to an associated company	203	—
Advances to BHL and its affiliated companies	104,238	907,191
Advance to Zhuhai Brilliance Company Limited	—	360,000
Advances to affiliated companies of JinBei	3,679	6,613
Advances to other affiliated companies	51,435	30,892

	159,555	1,304,696

The advances to affiliated companies are non-interest bearing, unsecured and have no fixed repayment dates.

Supplementary Financial Information

The Group has prepared a separate set of accounts for the six months ended 30th June, 2003 in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

Differences between HK GAAP and US GAAP give rise to differences in the reported balances of assets, liabilities and profit attributable to shareholders of the Group. The financial effects of the material differences between HK GAAP and US GAAP are summarised and explained as follows:

	(Unaudited)
	Six months ended 30th June,

	2003	2002
	RMB'000	RMB'000

Profit attributable to shareholders reported under HK GAAP	573,975	289,553
Stock-based compensation (a)	(143,814)	—
Capitalisation of borrowing costs (b)	(655)	—
Write-off of development costs (c)	(11,786)	—
Non-amortisation of goodwill (d)	23,777	11,148
Others	1,873	—

Profit attributable to shareholders reported under US GAAP	443,370	300,701

	(Unaudited)	(Audited)
	30th June,	31st December,
	2003	2002
	RMB'000	RMB'000

Net assets reported under HK GAAP	6,563,370	6,028,255
Capitalisation of borrowing costs (b)	11,148	11,803
Write-off of development costs (c)	(82,168)	(70,382)
Non-amortisation of goodwill (d)	72,784	49,007
Others	(11,508)	(13,381)

Net assets reported under US GAAP	6,553,626	6,005,302

SUPPLEMENTARY FINANCIAL INFORMATION (Cont’d)

In preparing the summary of differences between HK GAAP and US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the estimates of revenues and expenses. Accounting estimates have been employed in these accounts to determine reported amounts, including realisability, useful lives of tangible and intangible assets, income taxes and other areas. Actual results could differ from those estimates.

A summary of the principal differences applicable to the Group is set out below:

(a)	On 18th December, 2002, Huachen, the single largest shareholder of the Company, granted call options to certain directors of the Company entitling them to purchase from Huachen a total of 346,305,630 ordinary shares of the Company at an exercise price of HK$0.95 per share, while the closing price of the shares on the same date was HK$1.45 per share.

US GAAP requires that discounts granted to employees under a compensatory share option scheme be recognised as compensation and charged to expense over the periods expected to be benefited, to the extent that the fair value of the equity instrument exceeds the exercise price of the option on the date of grant. Consequently, a portion of the compensation expense amounting to approximately RMB144 million (for the six months ended 30th June, 2002: nil) associated with the call options was charged to the consolidated profit and loss account under US GAAP for the six months ended 30th June, 2003.

Under HK GAAP, there is no specific accounting standard to account for the compensation element in these call options.

(b)	Under HK GAAP, the amount of borrowing costs eligible for capitalisation includes the actual borrowing costs incurred on that borrowing less any investment income earned on the temporary investment of funds pending their expenditure on the qualified assets. Under US GAAP, temporary investment income earned is ignored. As a result, the amount of the net interest capitalised under HK GAAP is lower than that under US GAAP. In subsequent years, the annual depreciation for the net interest capitalised under HK GAAP is lower than that under US GAAP.

(c)	Under HK GAAP, costs incurred on development projects relating to the design and testing of new or improved projects are recognised as an intangible asset if certain criteria could be fulfilled. Under US GAAP, such development costs should be expensed as incurred.

(d)	Under HK GAAP, goodwill is amortised on a straight-line basis over the expected future economic life of 20 years from its initial recognition. Under US GAAP, the Group adopted SFAS No. 142 since 1st January, 2002 and goodwill will not be amortised but rather will be tested at least annually for impairment.

BUSINESS REVIEW

Unaudited consolidated net sales of the Company and its operating subsidiaries, Shenyang Brilliance JinBei Automobile Co., Ltd. (“Shenyang Automotive”), Shenyang XingYuanDong Automotive Component Co., Ltd., Ningbo Yuming Machinery Industrial Company Ltd., Ningbo Brilliance Ruixing Auto Components Co., Ltd., Mianyang Brilliance Ruian Automotive Components Co., Ltd., Shenyang Brilliance Dongxing Automotive Component Co., Ltd. and Shenyang Xingchen Automotive Seats Co., Ltd. (together, the “Group”) for the first six months of 2003 were RMB5,053.5 million, representing a 75.1% increase from RMB2,886.0 million for the same period in 2002. The increase in sales was primarily due to the increase in the unit sales of Shenyang Automotive’s Mid-priced Minibus and Deluxe Minibus as well as the sales of the “Zhonghua” sedan. As the “Zhonghua” sedan was not launched until August, 2002, the unaudited financial results of the Group for the first half of 2003 may not be directly comparable to that of 2002.

Shenyang Automotive sold a total of 35,924 minibuses in the first half of 2003, representing a 21.8% increase from the 29,491 minibuses sold during the same period in 2002. Shenyang Automotive sold 31,568 units of its Mid-priced Minibuses in the first six months of 2003, representing an increase of 22.8% from the 25,716 units sold during the same period in 2002. Unit sales of the Deluxe Minibus increased 15.4% from 3,775 units in the first six months of 2002 to 4,356 units for the same period in 2003. Shenyang Automotive also sold 15,498 sedans during the first six months of 2003.

Unaudited cost of sales increased 88.1% from RMB2,022.6 million in the first six months of 2002 to RMB3,805.3 million for the same period in 2003. This increase was primarily due to the increase in the unit sales of minibuses and sales of the “Zhonghua” sedans in the first six months of 2003. Cost of sales as a percentage of sales was 75.3% for the first half of 2003, compared to 70.1 % for the first half of 2002. Gross margin for minibuses remained stable compared to the first half of 2002, while the overall gross margin decreased from 29.9% for the first half of 2002 to 24.7% for the same period in 2003, as a result of the relatively lower start-up gross margin of the “Zhonghua” sedans.

Unaudited selling expenses increased 80.3% from RMB153.5 million, representing 5.3% of turnover, in the first half of 2002 to RMB276.8 million, representing 5.5% of turnover, for the same period in 2003. The increase was primarily due to the increase in selling expenses for the sale of the sedans. Unaudited general and administrative expenses decreased 30.2% from RMB358.2 million in the first six months of 2002 to RMB249.9 million for the same period in 2003. The decrease was mainly due to the decrease in pre-operating expenses and research and development expenditure in relation to the initial start-up costs of the “Zhonghua” sedans.

Unaudited share of profits less losses of associated companies increased 286.5% from RMB26.1 million for the first half of 2002 to RMB100.8 million for the same period of 2003. The increase was due to the strong performance of the Company’s associated companies engaging in engine manufacturing in the first half of 2003.

Unaudited profit before taxation increased 134.1% to RMB788.7 million for the first half of 2003 from RMB336.9 million for the first half of 2002. Unaudited taxation has increased 110.0% from RMB47.3 million for the first half of 2003 to RMB99.2 million for the same period in 2003, as a result of the increase in the taxable income of the Group in the first half of 2003. However, the effective tax rate has decreased from 14.0% for the first half of 2002 to 12.6% for the same period in 2003.

As a result, unaudited net profit attributable to shareholders increased 98.2% to RMB574.0 million for the first half of 2003 from RMB289.6 million for the first half of 2002. Unaudited basic earnings per share increased 98.2% to RMB0.1566 for the first half of 2003 from RMB0.0790 for the same period in 2002.

PROSPECTS

During the first half of 2003, competition in the PRC automotive industry has become more intense. With the decrease in import tariffs, the increase in import quotas, the expansion of domestic production capacity and the introduction of numerous new models, the competition in the automotive industry, in particular, the sedan market, has further intensified, resulting in lower selling prices and higher sales incentives. Despite the increasingly competitive market environment, the Group made great efforts to seize the market opportunities and overcome the challenges, thus achieving encouraging results in the first half of 2003 with turnover, net profit and sales volume increased 75%, 98% and 74%, respectively, over the same period of 2002.

Looking forward, the Group will continue to reinforce its leading position in the PRC minibus sector and strengthen its competitive position in the PRC sedan sector by implementing the following focused growth strategies:

1.	maintain the market leadership position in the minibus sector by introducing new models of segment-defining minibuses at competitive prices. With the expected launch of the new face-lift versions of our current model and the domestic versions of the Toyota “GRANVIA” (known as “GRACE” in China) in the fourth quarter of 2003, the Group is well-positioned to consolidate and further expand its market share in the minibus sector in China.

2.	strengthen the brand image and improve the competitive position of the “Zhonghua” sedans by (i) expanding the sales and distribution networks into the second tier cities in China; (ii) improving product quality by introducing new features and options; and (iii) improving cost efficiencies by increasing domestic components ratios and streamlining production and operational systems.

3.	attain market leadership in the premium sedan market in China through the BMW joint venture. The BMW joint venture has made great strides forward in its start-up plan with production commenced in September of this year. The first domestically made BMW sedans will be launched in China in October 2003. With the strong brand name, innovative engineering, emotional appeal and pioneering design, the BMW sedans produced by the BMW joint venture are set to make an unprecedented impact on the premium sedan market in China.

The encouraging results of the first half of 2003 demonstrate that the Group is moving ahead steadily. However, we believe that the climate for the second half of 2003 will continue to be challenging and competitive. With much improved quality and image, a large variety of attractive models in the pipeline, continued efficiency enhancements, improvement in distribution networks and a strong partnership with the BMW Group, the management is confident that the Group will manage to continue its successful path despite increasingly intense competition.

INTERIM DIVIDEND

The Board is pleased to declare an interim dividend of HK$0.01 per ordinary share for the six months ended 30th June, 2003 to shareholders whose names appear on the Register of Members as at 10th October, 2003. The dividend will be paid to shareholders by on or before 17th October, 2003.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from Wednesday, 8th October, 2003 to Friday, 10th October, 2003, both dates inclusive, during which no transfers of shares will be registered. In order to qualify for the interim dividend, all transfer documents, accompanied by the relevant shares certificates, must be lodged with the Company’s branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712—16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong for registration by no later than 4:00 p.m. on Tuesday, 7th October, 2003.

EMPLOYEES

The Group employed approximately 8,600 employees as at 30th June 2003. Employees’ costs (excluding directors’ emoluments) amounted to approximately RMB168.5 million for the six months ended 30th June 2003. The Group ensures that the pay levels of its employees are competitive and employees are rewarded on a performance-related basis, with a mandatory provident fund scheme and share option scheme, within the general framework of the Group’s salary and bonus system. The Group will make every effort to retain a highly professional team for its operation.

SUBSTANTIAL SHAREHOLDERS

As at 30th June, 2003, so far as is known to the directors or chief executives of the Company, the following persons other than a director or chief executive of the Company has an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance, or who is, directly or indirectly interested in ten per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group:

	Number of shares held/Approximate shareholding percentage

	Long		Short	Lending
Name of shareholder	Position	%	Position	Pool	%

Huachen	1,446,121,500	39.45	—	—	—
J.P. Morgan Chase & Co.	463,967,178	12.66	—	99,297,178	2.71
JF Asset Management Limited	348,328,000	9.50	—	—	—
J.P. Morgan Fleming Asset Management (Asia) Inc.	364,448,000	9.94	—	—	—
J.P. Morgan Fleming Asset Management Holdings Inc.	364,448,000	9.94	—	—	—

Note:	Each of JF Asset Management Limited, J.P. Morgan Fleming Asset Management (Asia) Inc. and J.P. Morgan Fleming Asset Management Holdings Inc. are companies controlled by J.P. Morgan Chase & Co. and their interests in the shares of the Company are included in the interest of J.P. Morgan Chase & Co.. J.P. Morgan Fleming Asset Management (Asia) Inc. is the controlling shareholder of JF Asset Management Limited and the interest of JF Asset Management Limited is included in the interest of JP Morgan Fleming Asset Management (Asia) Inc.. J.P. Morgan Fleming Asset Management Holdings Inc. is the controlling shareholder of J.P. Morgan Fleming Asset Management (Asia) Inc. and the interest of J.P. Morgan Fleming Asset Management (Asia) Inc. is included in the interest of J.P. Morgan Fleming Asset Management Holdings Inc.

Save as disclosed hereon, there is no other person so far known to the directors or chief executives of the Company, other than a director or chief executive of the Company as having an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance, or who is, directly or indirectly interested in ten per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group.

SHARE OPTIONS

On 2nd June, 2001, share options were granted to certain directors and employees entitling them to subscribe ordinary shares of US$0.01 each in the share capital of the Company (the “Shares”) at HK$1.896 per Share, totaling 31,800,000 Shares in aggregate, in accordance with the share option scheme of the Company adopted on 18th September, 1999 and came into effect on 20th October, 1999 (the “1999 Share Option Scheme”). Such share options vested immediately upon the grant and are exercisable within a period of ten years.

On 28th June, 2002, the 1999 Share Option Scheme was terminated. A new share option scheme was adopted at a special general meeting of shareholders on 28th June, 2002 (the “New Share Option Scheme”) in compliance with the amendments to Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) which came into effect on 1st September, 2001. The New Share Option Scheme came into effect on 15th July, 2002. Pursuant to Clause 13.1 of the 1999 Share Option Scheme, all the share options granted prior to such termination shall continue to be valid and exercisable in accordance with the terms of the 1999 Share Option Scheme.

During the year ended 31st December, 2002, 13,972,000 share options granted to a former director and certain former employees have been cancelled or lapsed in accordance with the terms of the 1999 Share Option Scheme.

Details of share options outstanding under the 1999 Share Option Scheme are as follows:

Number of
Category and name of participants	share options

Directors
Wu Xiao An (also known as Ng Siu On)	2,800,000
Su Qiang (also known as So Keung)	2,338,000
Hong Xing	2,338,000
He Tao (also known as Ho To)	2,338,000
Yang Mao Zeng	2,338,000
Employees (in aggregate)	5,676,000

17,828,000

During the six months ended 30th June, 2003, none of the above share options has been exercised. Accordingly, the weighted average closing price of the Shares immediately before the dates on which the share options were exercised are not disclosed herein. No share option has been granted under the New Share Option Scheme.

The directors consider that it is not appropriate to state the value of the outstanding share options given that the variables which are critical for the calculation of the value of such outstanding share options cannot be determined. The variables which are critical for the determination of the value of such share options include the subscription price for the shares upon the exercise of the subscription rights attaching to the share options which may be adjusted under certain circumstances and whether or not such share options will be exercised by the grantees. The directors are of the view that the value of the share options depends on a number of variables which are either difficult to ascertain or can only be ascertained subject to a number of theoretical bases and speculative assumptions, and accordingly, believe that any calculation of the value of the share options will not be meaningful.

DIRECTORS’ INTERESTS IN SHARES

The following are the interest and short positions of each director and chief executive of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the Securities and Futures Ordinance (including interests and short positions which he is taken or deemed to have under such provisions of Securities and Futures Ordinance); or are required pursuant to section 352 of Securities and Futures Ordinance, to be entered in the register referred to therein; or are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange:

						Number of
						Shares to
		Number of Shares held			Number of	be acquired
				Approximate	share	under a call
	Type of	Long	Short	shareholding	options	option
Name of director	interests	Position	Position	percentage	granted	agreement

				%		(Note 1)
Wu Xiao An (also known as Ng Siu On)	Personal	30,000,000	—	0.82	2,800,000	92,911,266
Su Qiang (also known as So Keung)	Personal	34,500,000	—	0.94	2,338,000	84,464,788
Hong Xing	Personal	26,640,000	—	0.73	2,338,000	84,464,788
He Tao (also known as Ho To)	Personal	35,045,000	—	0.96	2,338,000	84,464,788
Yang Mao Zeng	Personal	2,800,000	—	0.08	2,338,000	—

Save as disclosed, none of the director and chief executive of the Company has any interests and short positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the Securities and Futures Ordinance (including interests and short positions which he is taken or deemed to have under such provisions of Securities and Futures Ordinance); or are required pursuant to section 352 of Securities and Futures Ordinance, to be entered in the register referred to therein; or are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange.

Note:

1	Pursuant to four call option agreements all dated 18th December, 2002, Huachen has granted to each of Mr. Wu Xiao An, Mr. Su Qiang, Mr. Hong Xing and Mr. He Tao a call option to acquire up to 92,911,266 shares, 84,464,788 shares, 84,464,788 shares and 84,464,788 shares, respectively, representing approximately 2.534%, 2.304%, 2.304% and 2.304%, respectively, of the existing issued share capital of the Company, at HK$0.95 per Share, exercisable in whole or in part at any time during a period of three years commencing from the date falling six months after February 6, 2003. Up to the date of this report, none of the call options has been exercised by the above directors.

Liquidity and Financial Resources

As of 30th June, 2003, the Group had RMB2,292.9 million in cash and cash equivalents, RMB140.0 million in short-term bank deposits, RMB2,218.4 million in pledged short-term bank deposits. The Group had bank notes payable of RMB4,300.0 million and had no short-term and long-term bank loans outstanding as of 30th June, 2003.

The debt to equity ratio, computed at dividing total liabilities by shareholders’ equity, as of 30th June, 2003, was approximately 1.19 (30th June, 2002: 1.15). The increase of the ratio was primarily due to the increase in notes payable and accounts payable, offset by decrease in short-term bank loans.

FOREIGN EXCHANGE RISKS

Since the Group did not consider that exchange rate fluctuations have any material effect on the overall financial performance of the Group, it did not enter into any hedging transactions with respect to its exposure to foreign currency movements in the first half of 2003. The Group may consider entering into prudent hedging transactions through exchange contracts in order to minimise foreign exchange risks, if and when necessary.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s listed securities for the six months ended 30th June, 2003.

CODE OF BEST PRACTICE AND AUDIT COMMITTEE

In the opinion of the directors of the Company, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the six months ended 30th June, 2003, except the independent non-executive directors of the Company are not appointed for specific terms and are subject to retirement by rotation and re-election at the annual general meeting in accordance with the Company’s bye-laws.

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial report matters, including the unaudited interim accounts for the six months ended 30th June, 2003.

PUBLICATION OF FINANCIAL INFORMATION

The Group’s 2003 interim report containing all the information required by paragraphs 46(1) to 46 (6) of Appendix 16 of the Listing Rules will be published on the website of the Stock Exchange in due course.

By Order of the Board Wu Xiao An (also known as Ng Siu On) Chairman

Hong Kong, 22nd September, 2003